UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67580

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025   AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CITY CAPITAL ADVISORS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

444 N. MICHIGAN AVENUE, SUITE 3200

(No. and Street)

CHICAGO   IL   60611

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MARK A. TIMMERMAN 312-494-9886   mtimmerman@city-cap.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MICHAEL COGLIANESE CPA, P.C.

(Name – if individual, state last, first, and middle name)

300 TRI STATE INTERNATIONAL STE 180 LINCOLNSHIRE   IL   60069

(Address)   (City)   (State)   (Zip Code)

10/20/2009   3874

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __MARK A. TIMMERMAN_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __CITY CAPITAL ADVISORS, LLC_____, as of __12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
MANAGING DIRECTOR

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CITY CAPITAL ADVISORS, LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
DECEMBER 31, 2025

PUBLIC



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of City Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of City Capital Advisors, LLC as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of City Capital Advisors, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of City Capital Advisors, LLC's management. Our responsibility is to express an opinion on City Capital Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to City Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as City Capital Advisors, LLC's auditor since 2023

Michael Coglianese CPA, P.C.

Lincolnshire, IL
March 19, 2026

CITY CAPITAL ADVISORS, LLC

STATEMENT OF
FINANCIAL CONDITION

DECEMBER 31, 2025

CITY CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2025

ASSETS

Cash	$ 762,682
Accounts Receivable - operations	428,933
Prepaid Expenses	73,168
Deposits	55,545
Leasehold Improvements	15,762
Operating Lease - Right-of-Use Asset	582,989
TOTAL ASSETS	$ 1,919,079

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable	$ 369,345
Accrued Payroll Liabilities	35,435
Other Accrued Liabilities	110,636
Operating Lease Liability	607,052
TOTAL LIABILITIES	1,122,468
EQUITY	
Members' Equity	796,612
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,919,079

The accompanying notes are an integral part of these statements

1. **NATURE OF BUSINESS**

City Capital Advisors, LLC (the "Company"), a Delaware limited liability company, is a results-oriented investment and merchant banking advisory firm dedicated to delivering privately-held companies and their owner's optimal performance in capitalizing on the value of their companies. The Company was formed May 5, 2005, and will continue operations perpetually unless terminated in accordance with the operating agreement. The Company is a registered FINRA broker-dealer and SIPC member firm.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

BASIS OF ACCOUNTING
The financial statements have been prepared in conformity with accounting principles generally accepted in the Unites States of America ("GAAP").

CASH AND EQUIVALENTS
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Company maintains cash balance at a single financial institution. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2025, $512,682 was uninsured.

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

PROPERTY AND EQUIPMENT
Property and Equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. The cost of repairs and maintenance is expensed as incurred. Depreciation expense was $3,469 for the year ended December 31, 2025.

INCOME TAXES
The Company has elected to be taxed as a partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes, instead, the limited liability members include their respective shares of the Company's income in their individual income tax returns.

The Company files income taxes in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to the U.S. federal income tax examinations by tax authorities for years before 2019.

The Company has elected to remit the Illinois Pass-Through Entity tax on behalf of its partners. This election allows the company to remit the individual partners income tax liability based on their respective share of the Company's annual income. The Company received a tax refund from the State of Illinois in the amount of $26,639 for the 2024 tax year as a result of overpayment.

ACCOUNTS RECEIVABLE
The Company uses the specific identification method to determine uncollectible accounts receivable. At December 31, 2025, the Company considers all accounts receivable to be collectible.

CITY CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

REVENUE RECOGNITION
The firm provides advisory services on mergers and acquisitions (M&A). Investment banking fee revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (consummation of an investment banking transaction) or the engagement is terminated. Consulting fee & engagement retainer revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer (i.e., financial models, marketing materials such as teasers, confidential information memorandums, etc.). In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Investment banking fee revenue, retainer fee revenue, and consulting fee revenue for 2025 were $2,823,326, $725,000 and $25,000 respectively. The Company offers no guarantees, refunds or warranty.

SHARED INVESTMENT BANKING FEES
Shared investment banking fees represent payments made to independent contractors and employees for services rendered as part of an investment banking arrangement and are expensed as they are incurred.

CURRENT EXPECTED CREDIT LOSSES (CECL)
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ("FASB") Account Standard Codifications ("ASC") Topic 326, Financial Instruments – Credit Losses (ASC 326-20).

ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current economic conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense. Based on the Company's evaluation of its receivables, it has deemed that there is no necessary allowance for credit losses as of December 31, 2025.

LEASES
The Company leases office space and printer/copier equipment. The ROU lease asset and lease liability are initially recognized based on the present value of its future lease payments, using the rate implicit in the lease or the incremental borrowing rate. Lease expense is measured by amortizing the ROU asset on a straight-line basis over the term of the lease, plus the interest charge on the lease liability payments.

The Company has also elected, for all underlying classes of assets, to not recognize ROU lease assets and liabilities for short-term leases that have a lease term of twelve (12) months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease costs associated with our short-term leases on a straight-line basis over the lease term.

CORRECTION OF AN ERROR

During the Fiscal Year of 2025, management identified an immaterial error related to the company's accounting for a certain lease agreement in a prior period. The error stemmed from inaccurate recorded Right-of-Use (ROU) assets and Lease liabilities. The correction was made in the current period and did not require the restatement of prior period financial statements because the impact was not material to those periods.

The cumulative effect of the adjustment resulted in an increase to beginning retained earnings of $55,630. The Company has taken steps to enhance internal controls related to lease accounting to prevent similar errors in the
future.

3. **COMMITMENTS & CONTINGENCIES**

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2025, or during the year then ended.

Please see note 7 for additional operating lease disclosures.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater.

Net Capital and aggregate indebtedness change daily, but at December 31, 2025, the Company had adjusted Net Capital and Net Capital requirements of $223,204 and $48,897 respectively. The percentage of Aggregate Indebtedness to Net Capital was 328.60% and Excess Net Capital was $174,307.

5. **MAJOR CUSTOMERS**

At December 31, 2025, one client accounted for 33% of total accounts receivable. During 2025, one client accounted for 39% of total revenue. No other client accounted for more than 15% of 2025 revenue.

6. **RETIREMENT PLAN**

The Company maintains a Simple IRA plan for eligible employees. The Company is required to make a non-elective contribution in the amount of 2% of gross wages to the plan and can make additional contributions at the discretion of the Board of Directors, within the limits imposed by the Internal Revenue Code. Total contributions to the plan by the Company were $17,097 for the year ended December 31, 2025.

7. **ASC 842 - LEASES**

The Company leases one separate office space in Chicago, Illinois under one non-cancelable operating lease expiring November 30, 2028. The Company is also responsible for operating expenses and real estate taxes under the lease. Under the current lease, the Company received 12 months of rent abatement beginning on December 1, 2017. The discount rate used to determine the present value of the operating lease liability and right-of-use asset is 6.00%. This represents the Company's incremental borrowing rate at lease commencement, as the rate implicit in the lease was not readily determinable.

The future minimum rental payments (including estimated operating expense and real estate taxes) required under the lease is as follows:

Year Ending December 31	Base Rent	R/E Tax & CAM (estimated)	TOTAL RENT AMOUNT
2026	$ 219,933.00	$ 210,852.00	$ 430,785.00
2027	$ 224,507.00	$ 219,286.00	$ 443,793.00
2028	$ 209,642.00	$ 228,057.00	$ 437,699.00
TOTAL	$ 654,082.00	$ 658,195.00	$1,312,277.00

Rent Expense amounted to $454,113 for 2025.

The Company also entered into two equipment leases in July 2019, which was renewed on December 18, 2023 and expires in December 2028. The monthly payment, including service maintenance, supplies, taxes and fees, is $1,832.

The lease requires the Company to comply with certain operational covenants. As of December 31, 2025, the Company was in compliance will all covenants.

The following is a maturity analysis of the annual cash flows of the operating lease liabilities as of December 31, 2025:

Year Ending December 31	Amounts
2026	219,933
2027	224,507
2028	209,641
Total Liability	$654,081
Imputed Interest	-$ 47,029
Discounted Base rent	$607,052

9. **ASC 280 - SEGMENT REPORTING**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of investment banking advisory services. The Company has identified Richard King and Mark Timmerman, both owners of the firm, as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage

the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, which as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies. The company derived 39.1% percent of its total revenues from a single customer in 2025.

10. SUBSEQUENT EVENTS

The Company did not have any material subsequent events through March 19, 2026, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2025.